

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 4, 2008

Mr. James Westmoreland
Chief Financial Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1012
Spokane, WA 99201

> **Re:** **Daybreak Oil and Gas, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended February 29, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 31, 2008**
> **Filed July 14, 2008**
> **File No. 000-50107**

Dear Mr. Westmoreland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Description of Properties, page 25

1.   We note your disclosure stating that information about your total proved reserves was "determined by a certified independent engineering firm." As this appears to be an expert we ask that you identify the expert in your disclosure. Otherwise, if

you disagree, tell us the extent and nature of the association between the
engineering firm and the required information disclosed.

Financial Statements

Statements of Cash Flows, page 71

2. We note that you present the line item, "Decrease in oil and gas properties" as a
cash outflow from investing activities. We would ordinarily expect cash outflows
from investing activities to include (a) disbursements for loans and payment to
acquire debt instruments (b) payments to acquire equity instruments and (c)
payments to acquire property, plant and equipment and other productive assets.
In addition, transactions that involve cash and decrease these types of capitalized
costs typically represent asset dispositions which result in cash inflows rather than
outflows on the statement of cash flows.

Tell us the origin of this line item, and explain how your classification of this line
item as a cash outflow from investing activities is consistent with the guidance in
paragraphs 15 through 17 of SFAS 95.

Note 2 - Summary of Significant Accounting Policies, page 73

Concentration of Credit Risk, page 76

3. Your disclosure explaining the extent of your reliance on major customers does
not appear to comply with the guidance in paragraph 39 of SFAS 131, which
requires you to disclose the total amount of revenues from each major customer.

Note 7 - Discontinued Operations and Assets Held for Sale, page 82

4. We note you sold your Tuscaloosa project interests for cash and have reported
this disposal as discontinued operations in your financial statements. Further, we
note you have not disclosed a gain or loss on the disposition of these assets on the
face of your income statement or in the notes to the financial statements.

Please explain why you have not reported a gain or loss from the sale of these
assets as required by paragraph 43 of SFAS 144. Within your response, provide
the detailed computation you prepared that indicates no gain or loss should be
recognized for the year ended February 29, 2008 and for the interim period ended
May 31, 2008 if that is your view.

5.   We note the sale of your Tuscaloosa project interests was completed in three
        tranches with the first closing prior to your fiscal year end and the second and
        third closing in subsequent interim periods. Clarify what you mean when you
        state that the "effective dates for each closing was January 1, 2008." Tell us how
        this term of the agreement impacted your presentation and accounting for this
        disposition as discontinued operations in your financial statements.

Note 10 - Stockholders' Equity, page 88

6.   We note in February 2008 you issued "goodwill" warrants to the participants of
        the July 2006 private placement and the Spring 2006 private placement. Please
        explain how you accounted for the issuance of these warrants in your financial
        statements. Within your response, please refer to the authoritative accounting
        literature you relied upon to support your treatment of these transactions.

Supplementary Information for Oil and Gas Producing Activities, page 96

7.   Please tell us how the Tuscaloosa project interests have been reflected in your
        disclosures required by SFAS 69. In addition, tell us why you did not consider
        disclosing how the reserves associated with your discontinued operations have
        been presented in these supplemental disclosures.

8.   We note from your disclosure on page 97 that approximately 31,372 mcfe was
        presented as sale of minerals in place. If this sale relates to the first closing of the
        sale of Tuscaloosa project, it would appear that the sale price was approx. $63 per
        mcfe vs. average gas price of $6.6 during that period. Tell us the basis of
        determining this sales price and whether the amount of reserves sold as presented
        on page 97 relates to the first closing of the Tuscaloosa project.

9.   We note you report significant reserve changes in your year to year reserve
        reconciliation table without including any discussion about the reasons for those
        changes. Please note you are required to provide appropriate explanations for the
        significant reserve changes reported in your table of reserve changes to comply
        with paragraph 11 of SFAS 69.

Control and Procedures, page 100

10.   We note your statement that management concluded that your financial and
        disclosure controls "needed improvement and were not adequately effective as of
        February 28, 2008, to ensure timely reporting with the Securities and Exchange
        Commission."   Item 307 of Regulation S-B requires your officers to conclude on
        the effectiveness of the disclosure controls and procedures as of the end of your
        fiscal year. Please resolve this inconsistency.

In addition, please ensure that the disclosure you provide in response to Item 307 of Regulation S-B indicates whether such controls and procedures are effective or not effective, rather than stating that your controls were "not adequately effective."

11.   It does not appear that your management has performed its assessment of internal control over financial reporting as of February 29, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Exhibits

12.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise
        these certifications to include the introductory language of paragraph 4 and
        language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief